UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

INFOBLOX INC.

(Name of Subject Company)

INFOBLOX INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45672H104

(CUSIP Number of Class of Securities)

Jesper Andersen

President and Chief Executive Officer

Infoblox Inc.

3111 Coronado Drive

Santa Clara, California 95054

(408) 986-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew P. Quilter, Esq. William L. Hughes, Esq. David K. Michaels, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Stephen Yu Executive Vice President and General Counsel Infoblox Inc. 3111 Coronado Drive Santa Clara, California 95054 (408) 986-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Infoblox Inc. (the “Company” or “Infoblox”), by Delta Holdco, LLC, a Delaware corporation (“Parent”), and India Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated September 16, 2016 (the “Merger Agreement”), among the Company, Merger Sub and Parent:

•	Exhibit 99.1: Jesper Andersen’s email to suppliers sent on September 20, 2016

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced and this communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of the Company. At the time the tender offer is commenced Merger Sub will file with the Securities Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer. Merger Sub and the Company intend to mail these documents to the stockholders of the Company. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of the Company are urged to read them carefully when they become available. Stockholders of the Company will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at http://ir.infoblox.com

Forward Looking Statements

All statements in this communication that are not statements of historical fact are forward looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. These statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in forward-looking statements, including, but not limited to: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Infoblox’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for Infoblox will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Infoblox to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the proposed transaction; (viii) risks related to the debt financing arrangements entered into in connection with the proposed transaction; (ix) the effect of the announcement or pendency of the proposed transaction on Infoblox’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, resellers, channel partners, suppliers and others with whom it does business, or its operating results and business generally; (x) risks related to diverting management’s attention from Infoblox’s ongoing business operations; (xi) the risk that unexpected costs will be incurred in connection with the proposed transaction; (xii) changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; (xiii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xiv) other factors as set forth from time to time in Infoblox’s filings with the Securities and Exchange Commission, which are available on our investor relations Web site (http://ir.infoblox.com/) and on the SEC’s Web site (www.sec.gov). All information provided in this communication is as of the date hereof, and stockholders of Infoblox are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. Infoblox does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this communication, or to reflect the occurrence of unanticipated events, except as required by applicable law.